                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                       Voice Mobility International, Inc.
                       ----------------------------------
                                (Name of Issuer)

                                  Common Stock
                       ----------------------------------
                         (Title of Class of Securities)

                                   928622-10-9
                       ----------------------------------
                                 (CUSIP Number)

                                  Leah Lambert
                       Voice Mobility International, Inc.
                          180 - 13777 Commerce Parkway
                                  Richmond, BC
                                 Canada V6V 2X3
                                 (604) 232-4828
                       ----------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 31, 2000
                       ----------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.





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CUSIP No. ..................................928622-10-9

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1.       Names of Reporting Persons. I.R.S. Identification Nos. of above persons
         (entities only).

                     James J. Hutton

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2.       Check the Appropriate Box if a Member of a Group (See Instructions)

                     (a)                           [ ]

                     (b)                           [ ]

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3.       SEC Use Only .........................................................


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4.       Source of Funds (See Instructions)

                     PF

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5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
         2(d) or 2(e) [ ]


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6.       Citizenship or Place of Organization:

                     Canada

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Number of                    7.       Sole Voting Power
Shares
Beneficially                          2,146,778
Owned by
Each                         ---------------------------------------------------
Reporting
Person With                  8.       Shared Voting Power

                                      -0-

                             ---------------------------------------------------
                             9.       Sole Dispositive Power

                                      2,146,778

                             ---------------------------------------------------

                             10.      Shared Dispositive Power

                                      -0-
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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

                     2,146,778

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12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
         Instructions) [ ]


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13.      Percent of Class Represented by Amount in Row (11)

                     8.4%

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14.      Type of Reporting Person (See Instructions)

                     IN

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


ITEM 1.             SECURITY AND ISSUER


         (a)  Name and Address of Principal Executive Office of Issuer:

                  Voice Mobility International, Inc., a Nevada corporation (the "Issuer").
                  180 - 13777 Commerce Parkway
                  Richmond, B.C. Canada, V6V 2X3

         (b)  Title and Class of Equity Securities:

                  Common Stock par value $.001 per share (the "Common Stock") of the Issuer

ITEM 2.             IDENTITY AND BACKGROUND


           (a)      Name:

                    James J. Hutton

           (b)      Residence or business address:

                    180 - 13777 Commerce Parkway, Richmond, British Columbia, Canada V6V 2X3.

           (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

                    CEO and Director of the Issuer

           (d)      Criminal Proceedings:

                    Mr. Hutton has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)

           (e)      Civil Proceedings:

                    Mr. Hutton has not during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

           (f)      Citizenship:

                    Mr. Hutton is a citizen of Canada.

ITEM 3.             SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION


          Pursuant to the Stock Purchase Agreement dated April 1, 1999, Mr. Hutton acquired an aggregate of 91,778 shares of Common Stock and 55,000 Class "A" Stock Purchase Warrants of the Issuer at an average price of $0.116 per share.

          On May 1, 1998, Mr. Hutton was granted 250,000 stock options at an exercise price of $1.00 in a predecessor company, which options were assumed by the Issuer on June 24, 1999. On June 24, 1999, the Issuer acquired 100% of the outstanding common shares of Voice Mobility Inc. ("VMI"). In such acquisition, the shareholders of VMI, including Mr. Hutton, exchanged their shares of VMI for 6,600,000 Exchangeable Shares of Voice Mobility Canada Limited ("VM Canada"), a subsidiary of the Issuer. In such transaction, Mr. Hutton received 1,750,000 Exchangeable Shares in exchange for all shares of VMI owned by Mr. Hutton. Each VM Canada

Exchangeable Share is exchangeable for one share of Common Stock of the Issuer at any time at the option of the shareholder, and will be exchanged no later than July 1, 2009, and is entitled to the same voting, dividend and other rights as one share of Common Stock of the Issuer. In addition, a share of preferred voting stock was issued to a trustee in trust for the holders of the VM Canada Exchangeable Shares, to provide a mechanism for holders of the VM Canada Exchangeable Shares to exercise their voting rights. The Issuer considers each Exchangeable Share as equivalent to a share of its Common Stock.

         On December 29, 2000, Mr. Hutton acquired 55,000 shares of Common Stock by exercising 55,000 Class "A" Stock Purchase Warrants at an exercise price of US$0.35 per share from the Issuer.

ITEM 4.             PURPOSE OF TRANSACTION


         The purpose of the purchases of the Common Stock by Mr. Hutton was to acquire the securities for investment purposes. Mr. Hutton, depending upon market conditions and other factors, in the future may acquire beneficial ownership of additional shares of Common Stock or dispose of all or a portion of the Common Stock that Mr. Hutton beneficially owns or hereafter may acquire. Mr. Hutton has no present plans or proposals that relate to, or would result in, an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, a sale or transfer of any of the Issuer's assets, a change in the present Board of Directors or management of the Issuer, a change in the present capitalization or dividend policy of the Issuer, any other material change in the Issuer's business or corporate structure, or changes in the Issuer's charter or bylaws, or with respect to the delisting or deregistration of any of the Issuer's securities.

ITEM 5.             INTEREST IN SECURITIES OF THE ISSUER

         Mr. Hutton is the beneficial owner of shares of 2,146,778 Common Stock of the Issuer, representing approximately 8.4% of the outstanding Common Stock. Of these 2,146,778 shares, 250,000 are stock options exercisable immediately. Mr. Hutton has sole voting and disposition power of such shares.

         In the last sixty days, on December 29, 2000, Mr. Hutton acquired 55,000 shares of Common Stock by exercising 55,000 Class "A" Stock Purchase Warrants at an exercise price of US$0.35 per share from the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Mr. Hutton has the right to acquire 250,000 shares of Common Stock of the Issuer pursuant to a Non-Qualified Stock Option Agreement (see Exhibit A).

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         See Exhibit A hereto.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 8, 2001
--------------------------------------------------------------------------------
Date


/s/ James J. Hutton
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Signature

                                    EXHIBIT A

              FORM OF EMPLOYEE NON-QUALIFIED STOCK OPTION AGREEMENT

THE SECURITIES ISSUED PURSUANT TO THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER
  THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE SECURITIES LAWS OF ANY
     STATE AND MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS REGISTERED UNDER THAT ACT OR THE COMPANY SHALL HAVE RECEIVED AN OPINION OF
 COUNSEL (WHICH COUNSEL AND OPINION SHALL BE SATISFACTORY TO THE COMPANY) THAT
   REGISTRATION OF SUCH SECURITIES UNDER THAT ACT AND UNDER THE PROVISIONS OF
               APPLICABLE STATE SECURITIES LAWS IS NOT REQUIRED.

                       VOICE MOBILITY INTERNATIONAL, INC.
                  EMPLOYEE NON-QUALIFIED STOCK OPTION AGREEMENT
                                 PURSUANT TO THE
                             1999 STOCK OPTION PLAN

         This Employee Non-qualified Stock Option Agreement (this "Agreement") is made and entered into as of the Date of Grant indicated below by and between Voice Mobility International, Inc., a Nevada corporation (the "Company"), and the person named below as Employee.

         WHEREAS, Employee is an employee of the Company and/or one or more of its subsidiaries; and

         WHEREAS, pursuant to the 1999 Stock Option Plan (the "Plan"), the committee of the Board of Directors of the Company administering the Plan (the "Administrator") has approved the grant to Employee of an option to purchase shares of the Common Stock of the Company (the "Common Stock"), on the terms and conditions set forth herein;

         NOW, THEREFORE, in consideration of the foregoing recitals and the covenants set forth herein, the parties hereto hereby agree as follows:

         1. GRANT OF OPTION; CERTAIN TERMS AND CONDITIONS. The Company hereby grants to Employee, and Employee hereby accepts, as of the Date of Grant, an option to purchase the number of shares of Common Stock indicated below (the "Option Shares") at the Exercise Price per share indicated below, which option shall expire at 5:00 p.m., Pacific time, on the Expiration Date indicated below and shall be subject to all of the terms and conditions set forth in this Agreement (the "Option"). At the end of each month after the Date of Grant, the Option shall become exercisable to purchase ("vest with respect to") that number of Option Shares (rounded to the nearest whole share) equal to the total number of Option Shares multiplied by the Monthly Vesting Rate indicated below.

         Employee:                                   Jay Hutton

         Date of Grant:                              May 1, 1998

         Number of shares purchasable:               250,000

         Exercise Price per share:                   US$ 1.00

         Expiration Date:                            April 30, 2003

         Vesting Period:                             2 years

         Monthly Vesting Rate:                       1/24


The Option is not intended to qualify as an incentive stock option under Section 422 of the Internal Revenue Code.

         2.       ACCELERATION AND SUSPENSION OF VESTING AND TERMINATION OF
                  OPTION.

                  (a)      TERMINATION OF EMPLOYMENT.

                           (i) RETIREMENT. If Employee ceases to be employed by
reason of Employee's retirement in accordance with the Company's then-current retirement policy ("Retirement"), then (A) the portion of the Option that has not vested on or prior to the date of such Retirement shall terminate on such date and (B) the remaining vested portion of the Option shall terminate upon the earlier of the Expiration Date or the first anniversary of the date of such Retirement.

                           (ii) DEATH OR PERMANENT DISABILITY. If Employee
ceases to be employed by reason of Employee's death or Permanent Disability (as hereinafter defined), then (A) the portion of the Option that has not vested on or prior to the date of Employee's death or Permanent Disability shall terminate on such date and (B) the remaining vested portion of the Option shall terminate upon the earlier of the Expiration Date or the first anniversary of the date of Employee's death or Permanent Disability. "Permanent Disability" shall mean the inability to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than 12 months. Employee shall not be deemed to have a Permanent Disability until proof of the existence thereof shall have been furnished to the Board in such form and manner, and at such times, as the Board may require. Any determination by the Board that Employee does or does not have a Permanent Disability shall be final and binding upon the Company and Employee.

                           (iii) TERMINATION FOR CAUSE. If Employee is
terminated for Cause, both the vested and unvested portions of the Option shall terminate immediately. "Cause" shall mean Employee's (A) conviction by a court of competent jurisdiction of a felony or serious misdemeanor involving moral turpitude, (B) willful disregard of any written directive of the Board that is not inconsistent with the Articles of Incorporation or Bylaws of the Company or applicable law, (C) breach of his or her fiduciary duty involving personal profit, or (D) neglect of his or her duties that has a material adverse effect on the Company.

                           (iv) OTHER TERMINATION. If Employee is terminated
without Cause or if the Employee otherwise terminates his/her employment with the Company (other than pursuant to clauses (i), (ii) and (iii) above), then (A) the portion of the Option that has not vested on or prior to the date of such termination of employment shall terminate on such date and (B) the remaining vested portion of the Option shall terminate upon the earlier of the Expiration Date or the 90th day following the date of such termination of employment; provided, however, that if Employee is terminated without Cause within one year after a Change of Control, then (x) the portion of the Option that has not vested on or prior to the date on which Employee is terminated shall fully vest as of such date and (y) the Option shall terminate upon the earlier of the Expiration Date or the 90th day following the date on which Employee is terminated. A "Change of Control" shall mean the first to occur of the following:

                           (1) the date upon which the directors of the Company who were nominated by the Board for election as directors cease to constitute a majority of the directors of the Company;

                           (2) the consummation of a reorganization, merger or consolidation of the Company (other than a reorganization, merger or consolidation the sole purpose of which is to change the Company's domicile solely within the United States) (a) as a result of which the outstanding securities of the class then subject to the Option are exchanged for or converted into cash, property and/or securities not issued by the Company and (b) the terms of which provide that the Option shall continue in effect thereafter; or

                           (3) the date of the first public announcement that any person or entity, together with all Affiliates and Associates (as such capitalized terms are defined in Rule 12b-2 promulgated under the Exchange Act of 1934, as amended (the "Exchange Act")) of such person or entity, shall have become the Beneficial Owner (as defined in Rule 13d-3 promulgated under the Exchange Act) of voting securities of the Company representing more than 50% of the voting power of the Company (a "50% Shareholder"); provided, however, that the term "50% Shareholder" shall not include (a) the Company or any of its subsidiaries, (b) any employee benefit plan of the Company or any of its subsidiaries, (c) any entity holding voting securities of the Company for or pursuant to the terms of any such plan, (d) any person or entity who owned beneficially more than 15% of the outstanding voting stock of the Company prior to such date on which the Company is required, if at all, to become a reporting company pursuant to Sections 12 or 15 of the Exchange Act, or (e) any person or entity if the transaction that resulted in such person or entity becoming a 50% Shareholder was approved in advance by the Board.

                  (b) DEATH FOLLOWING TERMINATION OF EMPLOYMENT. Notwithstanding anything to the contrary in this Agreement, if Employee shall die at any time after the termination of his or her employment and prior to the date on which the Option is terminated pursuant to Section 2(a), then the vested portion of the Option shall terminate on the earlier of the Expiration Date or the first anniversary of the date of Optionee's death.

                  (c) ACCELERATION OF OPTION BY ADMINISTRATOR. The Administrator, in its sole discretion, may accelerate the exercisability of the Option at any time and for any reason.

                  (d) OTHER EVENTS CAUSING ACCELERATION AND TERMINATION OF OPTION. Notwithstanding anything to the contrary in this Agreement, the Option shall become fully exercisable immediately prior to, and shall terminate upon, the consummation of any of the following events:

                           (i) the dissolution or liquidation of the Company;

                           (ii) a reorganization, merger or consolidation of the Company (other than a reorganization, merger or consolidation the sole purpose of which is to change the Company's domicile solely within the United States) the consummation of which results in the outstanding securities of any class then subject to the Option being exchanged for or converted into cash, property and/or a different kind of securities, unless such reorganization, merger or consolidation shall have been affirmatively recommended to the shareholders of the Company by the Board and the terms of such reorganization, merger or consolidation shall provide that the Option shall continue in effect thereafter on terms substantially similar to those under the Plan; or

                           (iii) a sale of all or substantially all of the property and assets of the Company, unless the terms of such sale shall provide otherwise.

                  (e) SUSPENSION OF VESTING ON LEAVE FROM EMPLOYMENT. If for any reason an employee takes a leave without pay then no vesting will occur during the "leave".

         3. ADJUSTMENTS. In the event that the outstanding securities of the class then subject to the Option are increased, decreased or exchanged for or converted into cash, property and/or a different number or kind of securities, or cash, property and/or securities are distributed in respect of such outstanding securities, in either case as a result of a reorganization, merger, consolidation, recapitalization, reclassification, dividend (other than a regular, quarterly cash dividend) or other distribution, stock split, reverse stock split or the like, or in the event that substantially all of the property and assets of the Company are sold, then, unless such event shall cause the Option to terminate pursuant to Section 2(d) hereof, the Administrator shall make appropriate and proportionate adjustments in the number and type of shares or other securities or cash or other property that may thereafter be acquired upon the exercise of the Option; provided, however, that any such adjustments in the Option shall be made without changing the aggregate Exercise Price of the then unexercised portion of the Option.

         4. EXERCISE. The Option shall be exercisable during Employee's lifetime only by Employee or by his or her guardian or legal representative, and after Employee's death only by the person or entity entitled to do so under Employee's last will and testament or applicable intestate law. The Option may only be exercised by the delivery to the Company of a written notice of such exercise (the "Exercise Notice"), which notice shall specify the number of Option Shares to be purchased (the "Purchased Shares") and the aggregate Exercise Price for such shares, together with payment in full of such aggregate Exercise Price in cash or by check payable to the Company; provided, however, that payment of such aggregate Exercise Price may instead be made, in whole or in part, by one or more of the following means:

                  (a) by the delivery to the Company of a promissory note in a form and amount satisfactory to the Administrator, provided that the principal amount of such note shall not exceed the excess of such aggregate Exercise Price over and above the aggregate par value of the Purchased Shares; or

                  (b) by (i) the delivery to the Company of a certificate or certificates representing shares of Common Stock, duly endorsed or accompanied by a duly executed stock powers, which delivery effectively transfers to the Company good and valid title to such shares, free and clear of any pledge, commitment, lien, claim or other encumbrance (such shares to be valued on the basis of the aggregate Fair Market Value (as defined in the Plan) thereof on the date of such exercise) and/or (ii) "pyramiding" of shares issuable upon exercise of the Option, provided that the Company is not then prohibited from purchasing or acquiring such shares of Common Stock.

         5. PAYMENT OF WITHHOLDING TAXES. If the Company becomes obligated to withhold an amount on account of any tax imposed as a result of the exercise of the Option, including, without limitation, any federal, state, local or other income tax, or any F.I.C.A., state disability insurance tax or other employment tax (the "Withholding Liability"), then Employee shall, on the date of exercise and as a condition to the issuance of the Option Shares, pay the Withholding Liability to the Company in cash or by check payable to the Company. Employee hereby consents to the Company withholding the full amount of the Withholding Liability from any compensation or other amounts otherwise payable to Employee if Employee does not pay the Withholding Liability to the Company on the date of exercise of the Option, and Employee agrees that the withholding and payment of any such amount by the Company to the relevant taxing authority shall constitute full satisfaction of the Company's obligation to pay such compensation or other amounts to Employee.

         6. NOTICES. All notices and other communications required or permitted to be given pursuant to this Agreement shall be in writing and shall be deemed given if delivered personally or five days after mailing by certified or registered mail, postage prepaid, return receipt requested, to the Company,
Attention: President, or to Employee at the address set forth beneath his or her signature on the signature page hereto, or at such other addresses as they may designate by written notice in the manner aforesaid.

         7. STOCK EXCHANGE OR NASDAQ REQUIREMENTS; APPLICABLE LAWS. Notwithstanding anything to the contrary in this Agreement, no shares of stock purchased upon exercise of the Option, and no certificate representing all or any part of such shares, shall be issued or delivered if (a) such shares have not been admitted to listing upon official notice of issuance on each stock exchange upon which shares of that class are then listed or (b) in the opinion of counsel to the Company, such issuance or delivery would cause the Company to be in violation of or to incur liability under any federal, state or other securities law, or any requirement of any stock exchange listing agreement to which the Company is a party, or any other requirement of law or of any administrative or regulatory body having jurisdiction over the Company. If required by the Company, at the time of exercise, Employee shall give to the Company satisfactory assurance in writing, signed by Employee or his or her legal representative, such assurances as may be required in order to comply with the provisions of the Securities Act of 1933, as amended or other applicable securities laws.

         8. NONTRANSFERABILITY. Neither the Option nor any interest therein may be sold, assigned, conveyed, gifted, pledged, hypothecated or otherwise transferred in any manner other than by will or the laws of descent and distribution.

         9. PLAN. The Option is granted pursuant to the Plan, as in effect on the Date of Grant, and is subject to all the terms and conditions of the Plan, as the same may be amended from time to time; provided, however, that no such amendment shall deprive Employee, without his or her consent, of the Option or of any of Employee's rights under this Agreement. The interpretation and construction by the Administrator of the Plan, this Agreement, the Option and such rules and regulations as may be adopted by the Administrator for the purpose of administering the Plan shall be final and binding upon Employee. Until the Option shall expire, terminate or be exercised in full, the Company shall, upon written request therefor, send a copy of the Plan, in its then-current form, to Employee or any other person or entity then entitled to exercise the Option.

         10. SHAREHOLDER RIGHTS. No person or entity shall be entitled to vote, receive dividends or be deemed for any purpose the holder of any Option Shares until the Option shall have been duly exercised to purchase such Option Shares in accordance with the provisions of this Agreement.

         11. EMPLOYMENT RIGHTS. No provision of this Agreement or of the Option granted hereunder shall (a) confer upon Employee any right to continue in the employ of the Company or any of its subsidiaries, (b) affect the right of the Company and each of its subsidiaries to terminate the employment of Employee, with or without cause, or (c) confer upon Employee any right to participate in any employee welfare or benefit plan or other program of the Company or any of its subsidiaries other than the Plan. Employee hereby acknowledges and agrees that the Company and each of its subsidiaries may terminate the employment of Employee at any time and for any reason, or for no reason, unless Employee and the Company or such subsidiary are parties to a written employment agreement that expressly provides otherwise.

         12. GOVERNING LAW. This Agreement and the Option granted hereunder shall be governed by and construed and enforced in accordance with the internal laws of the State of Nevada.

         IN WITNESS WHEREOF, the Company and Employee have duly executed this Agreement as of the Date of Grant.

                                       VOICE MOBILITY INTERNATIONAL, INC.


                                       By:
                                          ---------------------------
                                       Title:


                                       OPTIONEE:


                                       ------------------------------
                                       Signature


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                                       Street Address


                                       ------------------------------
                                       City, Province and Postal Code


                                       ------------------------------
                                       Social Insurance Number